Exhibit 99.3

Transactions in the Shares of Common Stock of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the Shares sold or purchased at each separate price.

Reporting Person	Trade Date	Shares Purchased (Sold)	Price Per Share ($)
Tice P. Brown	12/12/2025	100,000	4.668478
Tice P. Brown	12/23/2025	50,000	4.219866
Tice P. Brown	01/20/2026	150,000	4.440904
Tice P. Brown	01/20/2026	20,000	4.416411
Woodmont Investing LLC	01/20/2026	643,779	4.462700
Woodmont Investing LLC	01/21/2026*	600,000	1.50
Woodmont Investing LLC	01/21/2026*	(600,000)	0.50

*Represents the purchase or sale of options to purchase Common Stock.